BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2003 and 2002
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation (“the Company” or “Bema”) should be read in conjunction with the unaudited consolidated financial statements and notes. On February 14, 2003, the Company completed the arrangement agreement with EAGC Ventures Corp. (“EAGC”) and as a result acquired the Petrex Mines, located in East Rand, South Africa. The following operating results of the Company include the results of EAGC from February 15, 2003 onwards.

Third Quarter 2003 Operating Results
The Company reported a net loss of $3.5 million ($0.011 per share) on revenue of $24.8 million for the third quarter of 2003 compared to restated net loss of $823,000 ($0.004 per share) on revenue of $11.2 million for the third quarter of 2002 (see Note 3 to the Notes to the Consolidated Financial Statements). The Company produced 70,217 ounces of gold at a total cash cost per ounce of $252 in the third quarter of 2003 compared to 32,665 ounces of gold produced at a total cash per ounce of $126 in the same quarter one year earlier.

For the first nine months of 2003, the Company reported a net loss of $8.8 million ($0.028 per share) on revenue of $62.9 million compared to a restated net loss of $1.1 million ($0.007 per share) on revenue of $27.8 million in 2002.

	Third Quarter		Nine Months
	2003	2002	2003	2002

Gold revenue	$24,812	$11,194	$62,917	$27,796
Operating costs	$16,844	$4,689	$46,818	$13,928
Net loss	$(3,535)	$(823)	$(8,845)	$(1,122)
Net loss per common share	$(0.011)	$(0.004)	$(0.028)	$(0.007)
Cash flow from operations	$8,208	$8,003	$10,128	$8,892

The increase in gold revenue in the third quarter of 2003 from 2002 was mainly due to gold sales from the Petrex Mines acquired in February 2003. During the quarter, the Petrex Mines generated $14.2 million in revenue on 35,337 ounces of gold sold at an average realized price of $402 per ounce. The average price realized benefited from the exercise of rand denominated gold put options having a strike price of 3,000 rand per ounce. In the third quarter, the Julietta Mine contributed $10.6 million from the sale of 32,651 ounces of gold at an average realized price of $325 per ounce compared to $11.2 million from 35,715 ounces sold at an average price of $313 per ounce in the third quarter of 2002. Gold sales from Julietta in the third quarter of 2002 were 9% higher than the corresponding quarter of 2003 as a result of the resolution of gold export procedural issues carried over from the second quarter of 2002. The average price realized at Julietta was below the spot price because of forward sales contracts entered into as a requirement of the Julietta project loan agreements. The average spot price in the third quarter of 2003 and 2002 was $363 and $314 per ounce of gold, respectively.

The Company’s operating cash cost for the third quarter of 2003 was $234 per ounce of gold on production of 70,217 ounces compared to $95 per ounce on production of 32,665 ounces in the third quarter of 2002. For the nine months ended September 30, 2003, the Company’s gold production was 181,360 ounces at an operating cash cost per ounce of $246 compared to 92,240 ounces at $119 per ounce in the same period in 2002.

During the third quarter of 2003, the Julietta Mine produced 32,928 ounces (Q3 2002 – 32,665 ounces) of gold at an operating cash cost of $58 per ounce (Q3 2002 - $95 per ounce) and a total cash cost of $97 per ounce (Q3 2002 - $126 per ounce) compared to a budget of 29,534 ounces at an operating cash cost per ounce of $105 and a total cash cost per ounce of $146. For the nine months ended September 30, 2003, the Julietta Mine produced 87,626 ounces of gold at an operating cash cost per ounce of $107 compared to 83,765 ounces at an operating cost of $116 per ounce one year earlier. The lower production cost per ounce in the quarter was mainly the result of an increase in silver production, which was more than double that of the second quarter. The Julietta Mine continues to perform well and gold production and costs are expected to meet or exceed fourth quarter and annual budget expectations. Management remains confident that the 2003 projected total annual production of 116,000 ounces at an operating cash cost of $110 per ounce will be achieved.

The Petrex Mines produced 37,289 ounces of gold at a total cash cost of $389 per ounce during the third quarter of 2003 and 93,734 ounces of gold at a total cash cost of $375 per ounce for the seven and one-half months of production from the date of acquisition. This compares to a budget of $394 per ounce (based on the actual rand exchange rate of 7.39 to one U.S dollar for the quarter) on 40,491 ounces of production for the current quarter. The main reasons for the high cash cost per ounce for the Petrex Mines thus far in 2003 are the strength of the rand versus the U.S. dollar and the mill expansion and production ramp-up. The South African rand continued to strengthen against the U.S. dollar during the third quarter and gained an additional 4% over the previous quarter. For the quarter, the rand has increased approximately 35% higher than the budgeted rate of exchange (10 rand to US$1.00) which equates to an additional $102 per ounce being added to the total cash cost per ounce for the quarter. For the last quarter of 2003, should the rand retain its strength, approximately 80% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased. (see Gold Forward and Option Contracts section). The mill throughput averaged approximately 175,000 tonnes per month during the third quarter exceeding forecast by 7%, with gold recoveries ranging from 85% - 87%. Management expects the actual monthly mill throughput to reach the forecasted 185,000 tonnes in October 2003 when one additional open pit is scheduled to commence production.

Depreciation expense increased in the third quarter of 2003 from the same quarter in 2002 as gold production for the quarter more than doubled mainly due to Petrex production. The depreciation cost per ounce produced at the Julietta Mine and Petrex Mines was $111 and $29, respectively, in the third quarter of 2003 compared to $104 per ounce at the Julietta Mine in the corresponding quarter of 2002.

During the third quarter of 2003 and nine months ended September 30, 2003, the Refugio Mine (Bema – 50%) in Chile recovered 2,431 and 10,239 ounces of gold, respectively, from residual leaching operations which have substantially outperformed the budget estimates. Gold and silver recoveries will begin to increase again in October when different leaching areas are brought on line as the Chilean summer begins. All revenue from gold recovered is credited to Refugio care and maintenance costs until mining recommences which is anticipated to be sometime in the second half of 2004.

General and administrative
General and administrative expenses in the third quarter of 2003 were $1.9 million compared to $1.2 million in 2002. The increase in general and administrative expense in 2003 compared to the same quarter in 2002 was mainly due to the increased activities resulting from the improved gold market. For the quarter, general and administrative costs included the cost of an analyst trip to the Kupol property in Russia and a donation of $164,000 to the City of Magadan to assist in the construction of a temple. Also affecting general and administrative expense in the quarter was the weaker Canadian dollar and additional travel, support staff and consulting fees.

Interest on long-term debt
In the third quarter of 2003, interest expense totalled $1.1 million, of which $532,000 related to the Julietta project loans. The remaining $608,000 related to interest on the Petrex project loan and on the 50.7 million rand denominated Petrex working capital loan. In the third quarter of 2002, interest expense totalled $1 million, of which $857,000 related to the Julietta project loans with the balance relating to the Refugio joint venture partner loan and the Refugio project loan. For the nine months ended September 30, 2003, interest expense totalled $3.3 million versus $3.3 million for the same period one year earlier as the lower interest expense on the Julietta loan resulting from a reduced principal balance and the elimination of Refugio loan interest was offset by interest expense from the Petrex loans.

Amortization of financing costs
Amortization of deferred financing costs in the third quarter of 2003 and 2002 related solely to the Julietta loan facilities as deferred amortization costs relating to the Refugio loan were completely amortized at the end of the second quarter of 2002.

Foreign exchange gain / loss
During the third quarter of 2003, the Company recorded a net foreign exchange loss of $1.8 million as a foreign exchange loss of $2.2 million resulting from the appreciation of the rand was offset to a certain extent by the strengthening of the Canadian dollar vis-à-vis the U.S. dollar. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar against the South African rand resulted in a foreign exchange loss on translation. Offsetting this was the appreciation of the Canadian dollar against the U.S. dollar, which resulted in a foreign exchange gain as the Company’s cash and marketable securities that are denominated in Canadian dollars would be worth more in U.S. dollar terms. As of September 30, 2003, the Company’s cash balance of $65 million included $52.5 million (Cdn.$71 million) that was denominated in Canadian dollars. For the nine months ended September 30, 2003, the Company recorded a net foreign exchange loss of $778,000.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the quarter with $65 million in cash and cash equivalents compared to $17.5 million at the end of the previous quarter. The increase in cash was due mainly to an equity financing completed during the quarter (see Financing Activities section) and to cash flow from operations. The Company’s working capital at September 30, 2003 was $53.8 million compared to $9.3 million at the end of June 30, 2003.

Operating activities
Cash flow from operating activities was $8.2 million compared to $8 million for the third quarter ending September 30, 2003 and 2002, respectively. Cash flow from operating activities in the third quarter of 2003 includes $2.2 million of proceeds from a second quarter Julietta gold sale which was not received until the third quarter whereas cash flow from operating activities in the third quarter of 2002 included the receipt of a one-time gain of $4.2 million from an arbitration settlement award to Compania Minera Maricunga relating to lost profit. Cash flow from the Julietta Mine remains strong whereas cash flow from the Petrex Mines remains negatively impacted by the continued strength of the rand. For the nine months ended September 30, 2003 and 2002, cash flow from operating activities was $10.1 million and $8.9 million, respectively.

Financing activities
During the quarter the Company received net proceeds of Cdn.$65.6 million (U.S.$47.9 million) from a private placement of 23 million common shares issued at Cdn$3.00 per share, Cdn.$5 million (U.S.$3.6 million) from a private placement of flow-through shares (2.3 million flow-through common shares issued) to fund the Monument Bay 2003 summer program and $3.9 million from the exercise of warrants and stock options. In September 2003, the Company repaid $5.6 million of the Julietta project loans and $1.5 million of the Petrex loan. During the quarter ended September 30, 2002, the Company received gross proceeds of $1.8 million from a flow-through private placement and approximately $540,000 from the exercise of warrants and stock options. Furthermore, the Company issued 4.4 million common shares on conversion of $3 million of the remaining convertible debt (see Note 4 to the Notes to the Consolidated Statements). The shares issued upon conversion of convertible debt did not result in any additional cash to the Company, but did reduce the related future interest expense that would have been required to service the debt. Also during the third quarter of 2002, the Company made the first scheduled repayment of $5.6 million on the Julietta project loans and the final $3.5 million payment on the Refugio loan employing some of the funds received from the arbitration settlement.

The next scheduled loan repayment on the Petrex project loan ($1.5 million) and the Julietta project loans ($5.6 million) are scheduled for December 2003 and March 2004, respectively.

Investing activities
During the quarter, the Company incurred approximately $669,000 on capital expenditures, the majority of which was on exploration drilling at the Julietta Mine. Surface and underground exploration continued during the quarter with four diamond drill rigs and underground drifting to explore and develop the reserves defined in 2002. The Company also incurred $2.4 million of expenditures at the Petrex Mines, of which $1.3 million was for underground and shaft equipment and $523,000 was on the metallurgical plant.

During the current quarter, Compania Minera Maricunga spent approximately $1.3 million (the Company’s 50% share - $655,000) of which the majority of the expenditures in the quarter related to the engineering study to restart operations at Refugio. When mining was suspended at the Refugio Mine in June 2001 due to low gold prices, there were four years of reserves remaining at the Verde Deposit. The Company and its joint venture partner agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. Bema’s joint venture partner completed an extensive drill program in May 2003 with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom.

Included in acquisition, exploration and development for the third quarter of 2003 are $3.1 million of expenditures incurred on the Kupol property in Russia, $283,000 on the East Pansky property incurred by one of its subsidiaries and $162,000 spent on the Divisadero property in El Salvador. For the nine months ended September 30, 2003, the Company has spent $7.9 million on the Kupol property, $922,000 on East Pansky and $581,000 on Divisadero.

The Company recently concluded a phase I drill program at Kupol and based on the results of this program, the Company plans to publish an initial geological resource estimate for Kupol by the end of the fourth quarter of 2003.

During the quarter, the Company incurred approximately $1.1 million of flow-through expenditures on the Monument Bay property relating to the summer 2003 program, the main focus of the program being property scale mapping and sampling, geochemical sampling along the Twin Lakes structure and exploration drilling east and west of the main Twin Lakes area. For the nine months ended September 30, 2003, the Company incurred approximately $3.4 million of expenditures on the Monument Bay property. During the third quarter of 2003, the Company earned an additional 19% interest in the Monument Bay property and has now earned a 70% interest in the property.

Included under investing activities in the third quarter of 2002 are $5.5 million of proceeds from the arbitration settlement at Refugio relating to repairs and maintenance. The $5.5 million net of deferred arbitration costs of $918,000 was credited to the carrying value of the Refugio Mine. Also during the quarter, the Company expended $679,000 on capital expenditures at the Julietta Mine.

In addition, during the third quarter of 2002, the Company sold 1 million shares of International Minerals Corporation for net proceeds of $1 million.

For the nine months ended September 30, 2003, included in investing activities are cash of $6.9 million acquired with respect to the EAGC acquisition and $17 million of gross proceeds received from the private sale of 11.2 million EAGC Special Warrants in February 2003. The sale of the Special Warrants resulted in a gain of $6.9 million that was credited against the purchase price of the Company’s acquisition of EAGC.

Gold forward and option contracts
The Company’s hedging program as of September 30, 2003 consists of the following gold contracts:

	2003	2004	2005	2006-2010

Forward contracts (ounces)	24,900	71,100	38,550	–
Average price per ounce	$344	$331	$338	$–

Dollar denominated -
Put options purchased (ounces)	10,648	32,086	26,364	83,778
Average price per ounce	$288	$289	$290	$290

Rand denominated –
Put options purchased (ounces)	37,647	146,244	136,086	351,204
Average price per ounce (ZAR)	3,000	3,050	3,100	3,200

Call options sold (ounces)	2,500	–	–	–
Average price per ounce	$400	$–	$–	$–

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	20,000	10,000	–
$350 strike price (ounces)	8,250	33,000	34,500	204,000

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the loan life period in order to cover the value of the mine’s future operating and debt service costs.

The $320 contingent forward contracts (“CFC”) are exercisable based on the average quarterly spot price of gold. The number of ounces exercisable per quarter under the CFC is prorated based on a gold price between $320 and $370 per ounce. The $350 CFC are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of seven rand to one U.S. dollar, the Company will receive $429 per ounce of gold on its rand put options in 2003.

The mark-to-market value of the Company’s hedges as at September 30, 2003 was negative $15.6 million.

OUTLOOK

Based on the exploration results to date, the Company intends to fast track the development of the Kupol property. The Company is currently procuring equipment and supplies to be shipped to the site for accelerated feasibility and development work to be conducted in 2004. The equipment includes three additional drill rigs, earth moving equipment and additional camp facilities to increase the camp capacity.

The planned exploration and development program at Kupol in 2004 will include approximately 55,000 metres of drilling and to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work and procurement of equipment required for the 2005 construction season.

Based on the recent drill program at Refugio, updated independent reserves are being calculated. Management believes this will result in an increase in reserves and significantly extend Refugio’s mine life. A new reserve calculation and production decision for Refugio is expected in the fourth quarter of 2003.

The Aldebaran property, which hosts the Cerro Casale deposit, is held by Compania Minera Casale, a Chilean contractual mining company owned indirectly by Placer Dome Inc. (“Placer”) (51%), Arizona Star Resource Corp. (25%) and Bema (24%). A feasibility study completed by Placer in January 2000 had outlined a reserve of 23 million ounces of gold and 6 billion pounds of copper based on a gold price of $350 per ounce and a copper price of $0.90 per pound. According to the feasibility study, Cerro Casale is projected to produce 975,000 ounces of gold and 130,000 tonnes of copper per year over an 18-year mine life. With the recent improvement of both gold and copper prices during the first nine months of 2003, the joint venture partners have scheduled meetings to discuss upgrading the feasibility study and the financeability of the Cerro Casale project.

Management is focused on continued production growth and exploration for the remainder of 2003 and beyond. With the mill expansion at Petrex complete, Bema’s projected gold production rate is 300,000 ounces per year. With the expected commencement of production at Refugio in late 2004, Bema’s annualized gold production rate is projected to increase to over 400,000 ounces. The Company’s goal is to increase annual gold production to over 1,000,000 ounces from the further development of existing assets.

Non- GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Third Quarter		Nine months
	2003	2002	2003	2002

Operating costs per financial statements	$16,844	$4,689	$46,818	$13,928
Inventory sales adjustment	861	(568)	1,098	315
Cash production costs	$17,705	$4,121	$47,916	$14,243

Gold production (in ounces)	70,217	32,665	181,360	92,240

Total cash cost per ounce of gold production	$252	$126	$264	$154

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Caution on Forward-Looking Information
This report contains “forward-looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption “Special Notice Regarding Forward-Looking Statements” in the Company’s Annual Information Form.

     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2003	2002
ASSETS
Current
Cash and cash equivalents	$65,040	$16,658
Accounts receivable	3,682	2,278
Marketable securities	3,557	3,272
Inventories	15,733	9,519
Other	3,507	892
	91,519	32,619

Investments	2,123	12,664
Property, plant and equipment	263,177	146,711
Goodwill	27,549	-
Other assets	13,682	11,787
	$398,050	$203,781

LIABILITIES
Current
Accounts payable	$20,589	$3,979
Current portion of long-term debt	17,166	11,167
	37,755	15,146

Deferred revenue and derivative liability	15,587	1,045
Long-term debt	36,787	18,250
Future income tax liabilities	9,683	-
Other liabilities	8,873	3,511
Non-controlling interest	859	892
	109,544	38,844

SHAREHOLDERS' EQUITY
Capital stock	438,072	317,494
Share purchase warrants and stock options (Notes 2 and 6)	11,836	-
Deficit	(161,402)	(152,557)
	288,506	164,937
	$398,050	$203,781

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

GOLD REVENUE	$24,812	$11,194	$62,917	$27,796

EXPENSES
Operating costs	16,844	4,689	46,818	13,928
Depreciation and depletion	4,800	3,642	12,201	8,983
Other	703	521	1,369	718
	22,347	8,852	60,388	23,629

OPERATING EARNINGS - BEFORE ARBITRATION SETTLEMENT	2,465	2,342	2,529	4,167

Arbitration settlement	-	262	-	4,169

OPERATING EARNINGS - AFTER ARBITRATION SETTLEMENT	2,465	2,604	2,529	8,336

OTHER EXPENSES (INCOME)
General and administrative	1,923	1,225	5,688	2,784
Interest on long-term debt	1,140	1,000	3,273	3,258
Amortization of deferred financing costs	427	424	1,280	2,409
General exploration	38	16	203	247
Foreign exchange loss	1,753	1,185	778	809
Other	3	265	(809)	1,067
	5,284	4,115	10,413	10,574

LOSS BEFORE THE UNDERNOTED ITEMS	(2,819)	(1,511)	(7,884)	(2,238)

Equity in losses of associated companies	(46)	(9)	(53)	(416)
Investment gains (losses)	(105)	1,110	(99)	1,945

LOSS BEFORE INCOME TAXES	(2,970)	(410)	(8,036)	(709)

Current income taxes	(565)	(413)	(809)	(413)

LOSS FOR THE PERIOD	$(3,535)	$(823)	$(8,845)	$(1,122)

LOSS PER COMMON SHARE
- basic and diluted	$(0.011)	$(0.004)	$(0.028)	$(0.007)

Weighted average number of common shares
outstanding (in thousands)	331,399	237,777	313,308	211,746

     BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(157,867)	$(149,720)	$(152,557)	$(149,145)

LOSS FOR THE PERIOD	(3,535)	(823)	(8,845)	(1,122)

CHARGES RELATED TO CONVERTIBLE DEBT	-	(12)	-	(288)

DEFICIT, END OF PERIOD	$(161,402)	$(150,555)	$(161,402)	$(150,555)

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002
OPERATING ACTIVITIES
Loss for the period	$(3,535)	$(823)	$(8,845)	$(1,122)
Non-cash charges (credits)
Depreciation and depletion	4,800	3,642	12,201	8,983
Amortization of deferred financing costs	427	424	1,280	2,409
Equity in losses of associated companies	46	9	53	416
Derivative instruments	1,583	110	926	183
Investment (gains) losses	105	(1,110)	99	(1,945)
Arbitration settlement, net	-	3,907	-	-
Other	1,798	1,568	1,640	1,901
Change in non-cash working capital	2,984	276	2,774	(1,933)
	8,208	8,003	10,128	8,892

FINANCING ACTIVITIES
Common shares issued, net of issue costs	55,403	2,170	55,677	23,963
Julietta project loan repayments	(5,584)	(5,583)	(11,167)	(5,583)
Petrex loan repayments	(1,500)	-	(6,500)	-
Refugio loan repayments	-	(3,500)	-	(4,000)
Other	(102)	(433)	(232)	(433)
	48,217	(7,346)	37,778	13,947

INVESTING ACTIVITIES
Arbitration settlement	-	5,512	-	5,512
Julietta Mine	(669)	(679)	(2,158)	(1,241)
Petrex Mine	(2,359)	-	(5,670)	-
Refugio exploration and development	(655)	-	(2,534)	-
Acquisition, exploration and development	(4,828)	(63)	(13,165)	(1,377)
Julietta development and construction	-	-	-	(2,435)
Acquisition of EAGC Ventures Corp., net cash acquired	-	-	6,742	-
Purchase of marketable securities	-	-	-	(1,039)
Proceeds on sale of investments and marketable securities	-	1,039	17,015	1,048
Other	(141)	1,304	(448)	524
	(8,652)	7,113	(218)	992

Effect of exchange rate changes on cash
and cash equivalents	(244)	(782)	694	(597)

Increase in cash and cash equivalents	47,529	6,988	48,382	23,234

Cash and cash equivalents, beginning of period	17,511	20,379	16,658	4,133

Cash and cash equivalents, end of period	$65,040	$27,367	$65,040	$27,367

Supplemental cash flow information (Note 4)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1)

Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

2)

Acquisition of EAGC Ventures Corp.

Effective February 14, 2003, the Company completed an arrangement agreement with EAGC Ventures Corp. ("EAGC"). As a result, the Company acquired 100% of the Petrex Gold Mines located in East Rand, South Africa. In addition to the mining operations, significant exploration opportunities exist within the property acquired. Under the terms of the agreement, the Company issued (or made available for issue) 62,854,305 Bema shares to the shareholders of EAGC for all of the common shares outstanding of EAGC. In addition, the Company issued (or assumed the obligation to issue) 25,361,750 share purchase warrants and 1,250,000 stock options. Acquisition costs of $1.5 million were incurred by the Company.

On October 24, 2002, under the terms of the arrangement agreement, the Company participated in an equity financing by EAGC and purchased 11.2 million Special Warrants from a total of 47 million Special Warrants sold by EAGC at a price of Cdn. $1.40 per Special Warrant. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC Special Warrants at a price of Cdn.$2.40 per Special Warrant for gross proceeds of $17 million. The resulting gain on disposal of $6.9 million was credited against the purchase price of the Company's acquisition of EAGC.

This acquisition was accounted for using the purchase method with the Company being identified as the acquirer. The results of the operations of EAGC from February 15, 2003 forward were included in these financial statements. The preliminary allocation of the total cost of the business combination to the fair value of the net assets acquired is summarized in the table below. The excess of the purchase price over such fair value was recorded as goodwill. Goodwill will be reviewed for possible impairment at least annually or more frequently if circumstances so indicate. The final allocation may differ materially from the preliminary allocation presented below.

Purchase price:
Share consideration	$62,271
Share purchase warrants and Stock options	11,645
Acquisition costs	1,543
Gain realized on the sale of EAGC Special Warrants	(6,935)
Total purchase price	68,524

Fair value of net assets acquired:
Cash	6,862
Other current assets	7,822
Petrex Mine	63,073
Purchased undeveloped mineral interests	42,504
Other assets	1,550
121,811
Less:
Current liabilities	21,799
Long-term debt	32,878
Financial derivative liability	13,616
Future income tax liability	8,610
Other liabilities	3,933
40,975
Residual purchase price allocated to goodwill	$27,549

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3)

Restatement of 2002 comparative financial statements

Pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property to Consolidated Puma Minerals Corp. ("Puma"), an affiliate of the Company. The Assignment agreement provided for the settlement by Puma of $2.8 million of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. The Company had previously set up bad debt provisions against this debt in 1998 and 2000 totalling $2.8 million. In the second quarter of 2002, the bad debt provisions were reversed and a gain of $2.8 million was recognized in the quarter. However, upon further review of the transaction at the 2002 year-end, it was determined that a more appropriate accounting treatment was not to reverse the $2.8 million bad debt provisions and to record a $1.1 million gain, representing the Company's share of the proceeds received by Puma from the issuance of Puma common shares on August 22, 2002 to unrelated third parties. As a result, the Company's 2002 comparative financial statements have been restated to reflect this year-end adjustment.

4)	Supplemental disclosure of cash flow information

	Third quarter		Nine Months
	2003	2002	2003	2002

Non-cash investing and financing activities
Julietta Mine construction payables	$-	$-	$-	$2,435
Common shares issued on conversion of:
- Endeavour Financial convertible promissory note issued for success and
milestone fees relating to the acquisition of EAGC Ventures Corp.	-	-	2,480	-
- Orocon promissory note	-	-	-	3,036
- Resource Capital Fund L.P. $5 million loan facility	-	-	-	5,000
- Resource Capital Fund L.P. $4 million loan facility (partial conversion
of $1 million principal)	-	3,000	-	4,000
- Julietta overrun facility	-	-	-	4,000
- Convertible debt interest	-	-	-	227
Common shares issued upon acquisition of EAGC Ventures Corp.	-	-	62,271	-
Common shares issued for other non-cash consideration	-	-	150	149
Fair value of EAGC Ventures Corp. share purchase warrants exchanged	-	-	11,132	-
Fair value of EAGC Ventures Corp. stock options exchanged	-	-	513	-
Accrued interest capitalized to notes receivable from
associates	14	(11)	39	89
Interest paid	1,159	1,484	3,737	3,239
Current income taxes paid	577	-	695	-

5)	Segmented information The Company's reportable operating segments are as follows:

	Third quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002
GOLD MINING OPERATIONS
Julietta Mine	$1,628	$765	$1,152	$(1,101)
Petrex Mine	(3,464)	-	(6,083)	-
Refugio Mine	(183)	(319)	(672)	2,827

EXPLORATION AND DEVELOPMENT	(38)	(16)	(203)	(247)

UNALLOCATED CORPORATE
General and administrative	(1,923)	(1,225)	(5,688)	(2,784)
Notes receivable and investments	(151)	1,101	(152)	1,529
Foreign exchange gain (loss)	370	(1,168)	2,616	(809)
Other	226	39	185	(537)

LOSS FOR THE PERIOD	$(3,535)	$(823)	$(8,845)	$(1,122)

BEMA GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5)	Segmented information (continued)

	Third quarter		Nine Months
	2003	2002	2003	2002
GOLD MINING OPERATIONS
Julietta Mine	$10,624	$11,194	$27,743	$24,886
Petrex Mine	14,188	-	35,174	-
Refugio Mine	-	-	-	2,910

GOLD REVENUE FOR THE PERIOD	$24,812	$11,194	$62,917	$27,796

On May 19, 2003 the Company granted to directors and employees approximately 11 million share purchase options at market with an exercise price of Cdn.$1.49 per share. These options have a term of five years and expire in 2008. One-third of these options vested immediately, another one-third will vest on May 19, 2004 and the remainder on May 19, 2005. The fair value of these options was estimated at Cdn.$0.54 per option at the grant date.

In 2002, the Company granted to directors and employees 3.7 million share purchase options at market with an exercise price of Cdn.$1.04 per share. These options have a term of five years and expire in 2007. One-half of the options granted were not exercisable during the first 12 months after the grant date. The fair value of these options was estimated at Cdn.$0.39 per option at the grant date.

The fair value of the options granted has been calculated using the Black-Scholes option-pricing model, based on the following assumptions:

  - Risk free interest rate of 3.00% to 4.00% per annum
  - Expected life of 3 years
  - Expected volatility of 50%
  - Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

The following table presents the pro forma loss and basic loss per share amounts had the Company charged the fair value of stock based compensation granted to employees and directors to operations in each period. During the nine months ended September 30, 2003, the Company expensed $191,000 to operations relating to the fair value of stock based compensation granted to consultants.

6)	Fair Value of Stock Option Compensation

	Third quarter		Nine Months
		As restated		As restated
		(Note 3)		(Note 3)
	2003	2002	2003	2002
Loss for the period
As reported	$(3,535)	$(823)	$(8,845)	$(1,122)
Pro forma	(3,883)	(925)	(10,804)	(1,735)

Basic and diluted loss per share
As reported	$(0.011)	$(0.004)	$(0.028)	$(0.007)
Pro forma	(0.012)	(0.004)	(0.034)	(0.008)